Filed by PAETEC Holding Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No.: 0-20763

Subject Company: McLeodUSA Incorporated

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of September 17, 2007, by and among PAETEC Holding Corp. (“PAETEC”), McLeodUSA Incorporated and PS Acquisition Corp., a wholly-owned subsidiary of PAETEC.

* * * *

PAETEC will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

Caring Culture | Open Communication | Unmatched Service | Personalized Solutions PAETEC to Acquire McLeodUSA Creates One of the Largest Competitive Communications Providers in the U.S. September 2007

Forward-Looking Statements
Except for statements that present historical facts, this presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934.  These statements include PAETEC’s forecasts of the combined company’s total revenue, adjusted EBITDA, merger-related synergies and other financial results.
The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the combined company’s actual operating results, financial position, levels of activity or performance to be materially different from those expressed or implied by such forward-looking statements.  Some of these risks, uncertainties and factors are discussed under the caption “Risk
Factors” in PAETEC’s 2006 Annual Report on Form 10-K and in PAETEC’s subsequently filed SEC reports.
PAETEC  disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

This presentation refers to “Adjusted EBITDA” and “Free Cash Flow,” which are not measurements of financial performance prepared in accordance with GAAP and should not be considered as a substitute for the most comparable GAAP measures.
Adjusted EBITDA, as defined by PAETEC, represents net income before interest, provision for taxes, depreciation and amortization, change in fair value of Series A convertible redeemable preferred stock conversion rights, stock-based compensation, loss on extinguishment of debt, leveraged recapitalization costs and integration/restructuring costs.  Free Cash Flow, as defined by PAETEC, consists of Adjusted
EBITA less capital expenditures (purchases of property and equipment).
Adjusted EBITDA, as defined by McLeodUSA, represents net loss before interest expense, depreciation, amortization, income from discontinued operations, gain on cancellation of debt, other non-operating income or expense, restructuring charges and adjustments, reorganization items, impairment charge and non-cash compensation.
Information concerning management’s reasons for including these measures and quantitative reconciliations of the differences between historical Adjusted EBITDA and historical Free Cash Flow to the most comparable GAAP measures are contained in PAETEC’s and McLeodUSA’s SEC filings and other publicly available information.
Non-GAAP Financial Information

PAETEC will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. PAETEC URGES INVESTORS AND SECURITY HOLDERS TO READ
THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER
DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT PAETEC, MCLEODUSA AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain a free copy of the registration statement and proxy statement/
prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov.  Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at
www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding
Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.
PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction.
Information regarding the identity of potential participants and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.
Additional Information

Summary Highlights
Structure
PAETEC and McLeodUSA to combine in a 100% tax-free stock-for-stock merger
Exchange Ratio
McLeodUSA shareholders receive 1.30 PAETEC shares for every share of
McLeodUSA that they own
Listing / Ticker
NASDAQ / PAET
Company Name: PAETEC Holding Corp.
Ownership
75% owned by PAETEC shareholders, 25% owned by McLeodUSA Shareholders on a fully diluted basis
Headquarters
PAETEC:  Rochester, NY
McLeodUSA:  Dallas, TX
Board of Directors
9 seats for PAETEC
1 seat for McLeodUSA
Management
Chairman & CEO: Arunas A. Chesonis, Current PAETEC Chairman & CEO
CFO: Keith M. Wilson, Current PAETEC CFO
COO: Edward J. Butler, Jr., Current PAETEC COO
Synergies
Transaction expected to generate $20 million of synergies in Year 1 and $30 million beginning in Year 2
Timing
Transaction expected to close 1st Quarter 2008

Combined Network Footprint

The combined entity creates a coast-to-coast competitive communications provider with presence in 47 of the top 50 and 82 of the top 100 Metropolitan Statistical Areas (1)

Seattle
Spokane
Portland
Boise
Fargo
Minneapolis
Green Bay
Milwaukee
Detroit
Sioux Falls
Salt Lake City
Cleveland
Omaha
Chicago
Columbus
Denver
Dayton
Colorado Springs
Kansas City
St. Louis
Indianapolis
Los Angeles
Albuquerque
Phoenix
Dallas
Austin
Houston
San Antonio
PAETEC Service Area
McLeodUSA Service Area
Overlapping Service Areas
PAETEC IP Network
McLeodUSA Network

Key Combined Operating Data	
Access line equivalents	3,353,152
Intercity fiber route miles	~13,000
Metro fiber route miles	~4,000
Voice switches	77
Soft switches	39
Backbone routers	53
Colocations	650

(1) *Projected markets for 2008.*

PAETEC

McLeodUSA

6

6

Strategic Rationale
Transaction further reinforces position as the preeminent competitive local communications services provider and expands customer base to include small as well as medium and large enterprises
Quality asset base – extensive long-haul and metro fiber footprint, valuable switching and routing infrastructure
National footprint – expands presence into a significant portion of the Mid and Western
United States
Company is better positioned financially; net leverage decreases from 3.9x to 2.9x post close
Pro forma company will be one of the largest competitive local communications service providers in the United States ranked by Revenue, Adjusted EBITDA, and Free Cash Flow
(1)
– Significant size with approximately $1.6 billion in Revenue
(2)
– Substantial scale with $290 million in Adjusted EBITDA, including $30 million in run-rate synergies
(2)
, and $156 million in Free Cash Flow
(1) (2)
– Significant cost synergies due to increased scale, redundant network, and corporate infrastructure
• $20 million synergies expected in Year 1
• $30 million run-rate expected in Year 2
(1) Free Cash Flow defined as Adj. EBITDA – Capex.
(2) LQA as of June 30, 2007.

Strategic Rationale (Cont’d)
Increased scale and scope
– Approximately 3.4 million access line equivalents
– Presence in 47 of the top 50 MSAs and 82 of the top 100 MSAs
(1)
Significant value from potential ability to use a portion of existing $3 billion of McLeodUSA
NOLs, subject to 382 limitations
(1) Projected markets for 2008.

Transaction Details
A $15.50 per McLeodUSA share, 100% stock deal results in PAETEC shareholders owning 121 million shares, with McLeodUSA shareholders receiving 41 million shares
(1)
PAETEC shareholders will own 75% of the pro forma combined company, and McLeodUSA shareholders will own 25%
+
121mm Shares
(Fully Diluted)
25%
75%
41mm Shares
(Fully Diluted)
162mm Shares
(Fully Diluted)
Pro Forma Valuation Pro Forma Valuation PAETEC + McLeodUSA Combination PAETEC + McLeodUSA Combination
Note:  Dollars in millions.
(1) 121 million current fully-diluted shares and 162 million pro forma fully-diluted shares calculated using Treasury Stock Method.
(2) Includes PAETEC / US LEC synergies on a realized-only basis plus PAETEC / McLeodUSA run-rate synergies of $30 million.
Pro Forma Fully Diluted Shares (mm)
(1)
162
PAETEC Share Price (9/14/07) $12.13
Equity Value $1,966
Net Debt $773
Enterprise Value $2,739
Adj. EBITDA with Synergies (LTM 6/30/07)
(2)
$263

$1,612
$1,412
$1,072
$494
$271
$180
$0
$500
$1,000
$1,500
$2,000
    PF PAETEC /
McLeodUSA
XO TWTC ITC^DeltaCom Cbeyond Cogent
Significant Combined Scale
($ in Millions)
Note:  Based on LQA as of 6/30/07.
Revenue
Revenue

Significant Combined Scale (Cont’d)
Note:  Based on LQA as of 6/30/07.
(1) Includes anticipated synergies of $30 million.
(1)
($ in Millions)
$341
$290
$85
$75
$50
$44
$0
$100
$200
$300
$400
TWTC   PF PAETEC /
McLeodUSA
XO ITC^DeltaCom Cbeyond Cogent
Adjusted EBITDA
Adjusted EBITDA

Strong Free Cash Flow
(1)
Note:  Based on LQA as of 6/30/07.
(1) Free Cash Flow defined as Adjusted EBITDA – Capex.
(2) Includes anticipated synergies of $30 million.
(2)
($ in Millions)
$156
$79
$24
$6
($1)
($188)
($200)
($150)
($100)
($50)
$0
$50
$100
$150
$200
   PF PAETEC /
McLeodUSA
TWTC ITC^DeltaCom Cogent Cbeyond XO

Business Strategy
Drive organic growth by:
– Expanding geographic footprint for both sales forces
– Cross-selling a broader range of products and services
Expand proven customer-focused strategy to serve smaller enterprise locations in addition to current medium and large enterprises as a premier communications provider
– Differentiated service model driving superior customer retention
– Better positioned to serve large enterprise branch office network
Continue to generate strong financial results by focusing on end customer revenue growth while maintaining efficient network and back office operations
Leverage both facilities-based networks to maximize operating efficiency and network costs
Improve financial strength through de-leveraging
Scalable platform for further acquisitions

Synergies
PAETEC’s management and operating teams have developed a detailed bottoms-up view of the estimated $30 million in expected annual run-rate cost synergies
Expected cost synergies driven by
– Network and switching
– Corporate overhead
– Sales & marketing
– Other SG&A
Two-thirds of the anticipated synergies are network related on a run-rate basis
$20 million of synergies are expected to be achieved in Year 1 and $30 million in Year 2
Run-rate synergies are readily achievable
– 2% of PAETEC / McLeodUSA combined revenue
– 2% of PAETEC / McLeodUSA combined cash costs (SG&A + COGS)
– 11% of combined Adjusted EBITDA including synergies
No revenue synergies projected in the model

Financing and Capital Structure
Sources and Uses Sources and Uses
Note:  Dollars in millions. Balance sheet items projected as of 12/31/07.
(1) Based on PAETEC 6/30/07 LTM Adj. EBITDA of $184 million.  Includes PAETEC / US LEC synergies on a realized-only basis.
(2) Based on combined 6/30/07 LTM Adj. EBITDA of $263 million.  Includes PAETEC / US LEC synergies on a realized-only basis plus PAETEC / McLeodUSA run-rate synergies of
$30 million.
Sources
Stock to McLeodUSA Shareholders $492
PAETEC Cash on Hand 89
McLeodUSA Cash on Hand 39
Total Sources $620
Uses
Purchase of McLeodUSA Equity $492
Redeem McLeodUSA Debt 104
McLeodUSA Debt Make-Whole Premium 14
Transaction Fees and Other 10
Total Uses $620
Pro Forma Capitalization Pro Forma Capitalization
Cash $25
Revolver ($50mm undrawn) –
Existing Secured Bank Debt 498
PAETEC 9.5% Senior Notes 300
Total Debt $798
Net Debt $773
Leverage Multiples
Pre- Post-
Acquisition Acquisition
Total Secured Bank Debt / LTM Adj. EBITDA 2.7x 1.9x
Total Debt / LTM Adj. EBITDA 4.3x 3.0x
Net Debt / LTM Adj. EBITDA 3.9x 2.9x
(1) (2)

Financial Overview
Note:  Dollars in millions.  Adj. EBITDA excludes one-time items.  Differs from slides 9-11 due to LTM period.
(1) Includes PAETEC / US LEC synergies on a realized-only basis.
(2) Includes run-rate synergies of $30 million.
(3) Free Cash Flow defined as Adj. EBITDA – Capex.
(4) Calculated off of Adj. EBITDA including run-rate synergies of $30 million.
LTM as of June 30, 2007:
Pro Forma
Revenue $1,057 $514 $1,571
% Growth (Q2 Y-o-Y) 8.8% (7.9%) 2.8%
Gross Profit $548 $231 $779
% Margin 51.9% 44.8% 49.6%
SG&A $396 $191 $587
% Margin 37.5% 37.2% 37.4%
Adj. EBITDA $184 $48 $233
% Margin 17.5% 9.4% 14.8%
Adj. EBITDA incl. Synergies NA NA $263
% Margin NA NA 16.7%
Capex $94 $51 $146
% of Revenue 8.9% 10.0% 9.3%
Free Cash Flow $90 ($3) $117
% of Revenue 8.5% NM 7.4%
Total Debt / Adj. EBITDA 4.3x 2.2x 3.0x
Net Debt / Adj. EBITDA 3.9x 1.4x 2.9x
(1)
(2)
(3)
(4)
(4)

Transaction Highlights
Creates a nationwide, coast-to-coast competitive local communications service provider, with presence in 47 of the top 50 and 82 of the top 100
Metropolitan Statistical Areas
(1)
Substantial scale, with $1.6 billion in Revenue, $290 million in run-rate
Adjusted EBITDA, and $156 million in Free Cash Flow
(2)
Significant cost savings, combined with increased scale and scope drives $30 million of run-rate synergies
Improve financial strength through de-leveraging
Continues to grow network and asset base with extensive long-haul and metro fiber footprint
(1) Projected markets for 2008.
(2) LQA as of June 30, 2007.

Q & A

Appendix

Combined Top Metropolitan Statistical Area Presence (1-50)
(1)
1)
New York-Northern New Jersey-Long Island, NY-NJ-PA
26)
Sacramento-Arden-Arcade-Roseville, CA
2) Los Angeles-Long Beach-Santa Ana, CA 27) Orlando-Kissimmee, FL
3) Chicago-Naperville-Joliet, IL-IN-WI 28) Kansas City, MO-KS
4)
Dallas-Fort Worth-Arlington, TX
29)
San Antonio, TX
5) Philadelphia-Camden-Wilmington, PA-NJ-DE-MD 30) San Jose-Sunnyvale-Santa Clara, CA
6) Houston-Sugar Land-Baytown, TX 31) Las Vegas-Paradise, NV
7) Miami-Fort Lauderdale-Pompano Beach, FL 32) Columbus, OH
8)
Washington-Arlington-Alexandria, DC-VA-MD-WV
33)
Indianapolis-Carmel, IN
9) Atlanta-Sandy Springs-Marietta, GA 34) Virginia Beach-Norfolk-Newport News, VA-NC
10) Detroit-Warren-Livonia, MI 35) Providence-New Bedford-Fall River, RI-MA
11) Boston-Cambridge-Quincy, MA-NH 36) Charlotte-Gastonia-Concord, NC-SC
12)
San Francisco-Oakland-Fremont, CA
37)
Austin-Round Rock, TX
13) Phoenix-Mesa-Scottsdale, AZ 38) Milwaukee-Waukesha-West Allis, WI
14) Riverside-San Bernardino-Ontario, CA 39) Nashville-Davidson-Murfreesboro-Franklin, TN
15)
Seattle-Tacoma-Bellevue, WA
40)
Jacksonville, FL
16) Minneapolis-St. Paul-Bloomington, MN-WI 41) Memphis, TN-MS-AR
17) San Diego-Carlsbad-San Marcos, CA 42) Louisville-Jefferson County, KY-IN
18) St. Louis, MO-IL 43) Richmond, VA
19)
Tampa-St. Petersburg-Clearwater, FL
44)
Hartford-West Hartford-East Hartford, CT
20) Baltimore-Towson, MD 45) Oklahoma City, OK
21) Denver-Aurora, CO 46) Buffalo-Niagara Falls, NY
22)
Pittsburgh, PA
47)
Birmingham-Hoover, AL
23) Portland-Vancouver-Beaverton, OR-WA 48) Salt Lake City, UT
24) Cleveland-Elyria-Mentor, OH 49) Rochester, NY
25) Cincinnati-Middletown, OH-KY-IN 50) New Orleans-Metairie-Kenner, LA
Note:  Markets in blue/bold type indicate PAETEC presence.
(1) Projected markets for 2008.

Combined Top Metropolitan Statistical Area Presence (51-100)
(1)
Note:  Markets in blue/bold type indicate PAETEC presence.
(1) Projected markets for 2008.
51)
Raleigh-Cary, NC
76)
Poughkeepsie-Newburgh-Middletown, NY
52) Tucson, AZ 77) Knoxville, TN
53) Honolulu, HI 78) Toledo, OH
54)
Bridgeport-Stamford-Norwalk, CT
79) Little Rock-North Little Rock-Conway, AR
55) Tulsa, OK 80) Syracuse, NY
56) Fresno, CA 81) Charleston-North Charleston, SC
57)
Albany-Schenectady-Troy, NY
82)
Greenville-Mauldin-Easley, SC
58) New Haven-Milford, CT 83) Colorado Springs, CO
59) Dayton, OH 84) Wichita, KS
60)
Omaha-Council Bluffs, NE-IA
85) Youngstown-Warren-Boardman, OH-PA
61) Albuquerque, NM 86) Cape Coral-Fort Myers, FL
62) Allentown-Bethlehem-Easton, PA-NJ 87) Boise City-Nampa, ID
63)
Oxnard-Thousand Oaks-Ventura, CA
88)
Lakeland, FL
64) Worcester, MA 89) Scranton-Wilkes-Barre, PA
65) Bakersfield, CA 90) Madison, WI
66) Grand Rapids-Wyoming, MI 91) Palm Bay-Melbourne-Titusville, FL
67) Baton Rouge, LA 92) Des Moines-West Des Moines, IA
68) El Paso, TX 93) Jackson, MS
69) Columbia, SC 94) Harrisburg-Carlisle, PA
70) Akron, OH 95)
Augusta-Richmond County, GA-SC
71) McAllen-Edinburg-Mission, TX 96) Portland-South Portland-Biddeford, ME
72) Springfield, MA 97) Modesto, CA
73)
Greensboro-High Point, NC
98) Ogden-Clearfield, UT
74) Sarasota-Bradenton-Venice, FL 99) Chattanooga, TN-GA
75) Stockton, CA 100) Deltona-Daytona Beach-Ormond Beach, FL